Ballard Spahr

1909 K Street, NW

12th Floor

Washington, DC  20006-1157

Tel 202.661.2200

FAX  202.661.2299

www.ballardspahr.com

Mark F. Costley

Tel: 202.661.7613

Fax: 202.661.2299

costleym@ballardspahr.com

May 12, 2016

By Electronic Filing

Dominic Minore, Esq. Securities and Exchange Commission Division of Investment Management 100 F. Street, N.E. Washington, DC 20549

Re:

Stratus Fund, Inc. (File No.: 811-6259)

Proxy Statement on Schedule 14A

Dear Mr. Minore:

We represent Stratus Fund, Inc. (the “Fund”).  On behalf of our client, the Stratus Fund, please be advised that on May 12, 2016, a PRE 14A was transmitted on behalf of the above named Registrant, receiving an Accession Number of 0000870156-16-000086. It has been determined that the Submission Type PRE 14A was incorrect. The Registrant intended to file the submission under the correct Submission Type for this filing, which should have been PRER 14A.

Upon realization of the error, we contacted the EDGAR support team and sought instructions on how to correct the filing.  The EDGAR support team instructed that we should refile the PRE 14A as a PRER 14A, and that we also should send a letter asking that the erroneous submission be disregarded/withdrawn.

Based upon the above instructions, the Registrant directed that submission be filed again, in its entirety, using the correct Submission Type PRER 14A.

The Registrant hereby requests that the Commission disregard the filing made in error and directs the Commission’s attention to the correct submission with the Accession Number 0000870156-16-000090 filed on May 12, 2016.

Thank you for your consideration.

Sincerely,

/s/ Mark F. Costley

Mark F. Costley

MFC/ttb